Capitol Acquisition Holding Company Limited

c/o Capitol Acquisition Corp. III

509 7th Street, N.W.

Washington, D.C. 20004

June 14, 2017

VIA EDGAR

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Capitol Acquisition Holding Company Limited (the "Company")

Registration Statement on Form S-4 originally filed April 11, 2017

(File No. 333-217256) (the "Registration Statement")

Dear Ms. Mills-Apenteng:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M., Thursday, June 15, 2017, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)       Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)       The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)       The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

CAPITOL ACQUISITION HOLDING
COMPANY LTD.

By:	/s/ Mark D. Ein
Mark D. Ein
President